Timothy J. Cope
President, Chief Financial Officer
and Treasurer
Telephone: (952) 449-9092
Facsimile: (952) 449-7068

August 1, 2013

Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

RE:          Lakes Entertainment, Inc.

Form 10-K for the year ended December 30, 2012

Filed March 15, 2013

File No. 000-24993

Dear Ms. Cvrkel:

We are writing in response to the comment we received from you by letter dated July 30, 2013, regarding the above-referenced filing of Lakes Entertainment, Inc. (the “Company,” “we” or “Lakes”). To facilitate your review, we have included in this letter your original comments (in italics) followed by our responses, which have been numbered to correspond to your letter.

Note 16. Financial Instruments and Fair Value Measurements, page 43 and Balances Disclosed at Fair Value, page 44

1.

We note your response to previous comment 5 in which you indicate that the discount rate that is utilized in the estimation of the fair value of the Notes is indexed on the actual yield of the Shingle Springs Tribal Gaming Authority 9.375% Senior Notes due on June 15, 2015. Please explain to us and in Note 16 why the discount rate used to determine the fair value of the Notes is indexed to the Shingle Springs Tribal Gaming Authority’s 9.375% Senior Notes due June 15, 2015. Also, please explain in further detail how the discount rate used to determine the fair value of the Notes is indexed or derived from the actual yield on the Senior Notes due on June 15, 2015. As part of your response, please also explain how the interest rate on the Senior Notes due June 15, 2015 changed from January 1, 2012 to December 30, 2012 and explain in further detail how this translated into a reduction of the discount rate used in your valuation from 33% at January 1, 2012 to 12.8% at December 30, 2012.

Response: The significant inputs utilized in the calculation of the estimated fair value of the Shingle Springs notes and interest receivable (“Shingle Springs Notes”) include a discount rate and forecasted cash flows for the remaining duration of the management agreement with the Shingle Springs Tribe, which expires in December 2015. The increase in the estimated fair value is primarily attributable to a change in the discount rate applied year-over-year. The discount rate utilized in the estimation of the fair value of the Shingle Springs Notes is indexed on the actual yield of the Shingle Springs Tribal Gaming Authority 9.375% Senior Notes (“Senior Notes”) due on June 15, 2015. The Company believes it is reasonable to utilize the actual yield of the Senior Notes, which are traded on the open market, as a basis in its fair value estimation because the Shingle Springs Notes and the Senior Notes have similar collateral. Lakes reduces the actual yield by 2.25% to determine the discount rate because the Shingle Springs Notes are subordinated to the Senior Notes. The yield demanded by the open market on the Senior Notes declined from 30.7% as of January 1, 2012 to 10.6% as of December 30, 2012, thereby decreasing the discount rate Lakes utilized in the calculation of the fair value of the Shingle Springs Notes from 33.0% as of January 1, 2012 to 12.8% as of December 30, 2012. This decrease in the discount rate resulted in the significant increase in the disclosed fair value of the Notes as of December 30, 2012 compared to January 1, 2012.

We will disclose this information in future filings to address this comment.

*     *     *

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our letter has addressed each of the Staff’s comments. If you have any questions regarding our responses, please contact Timothy J. Cope at (952) 449-9092.

Very truly yours,

Timothy J. Cope
President, Chief Financial Officer and Treasurer

cc:	Daniel Tenenbaum, Esq. Jeffery C. Anderson, Esq.